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3/6/03

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03012987

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8- 53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vector Securities International LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Lake Cook Road, Suite 350
(No. and Street)

Deerfield (City) IL (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Dorn 847-374-3805 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas C. Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vector Securities International, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas C. Dorn
Signature

Chief Operating Officer
Title

Lisa Eubanks
Notary Public

OFFICIAL SEAL
LISA EUBANKS
Notary Public
COOK CO., ILLINOIS

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Vector Securities International, L.L.C.

December 31, 2002
with Report of Independent Auditors

0302-0397858

Vector Securities International, L.L.C.

Statement of Statement of Financial Condition

Year ended December 31, 2002

Contents

0302-0397858

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

To the Members of
Vector Securities International, L.L.C.

We have audited the accompanying statement of financial condition of Vector Securities International, L.L.C. (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Vector Securities International, L.L.C. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 22, 2003

Vector Securities International, L.L.C.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$380,575
Accounts receivable:	
Due from affiliate	6,923
Other	225
	7,148
Fixed assets, at cost (net of accumulated depreciation of $10,702)	98,673
Total assets	$486,396
Liabilities and member's capital	
Accounts payable and accrued expenses	$ 68,700
Due to affiliate	81,348
	150,048
Member's capital	336,348
Total liabilities and member's capital	$486,396

See accompanying notes.

Vector Securities International, L.L.C.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Vector Securities International, L.L.C. (the "Company") was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Deerfield, Illinois, is registered as a securities broker/dealer under the Securities Exchange Act of 1934. The Company engages primarily in capital raising and mergers and acquisition services.

The Company is wholly owned by Vector Securities, L.L.C. (the "Parent"), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

If cash flows from operations are insufficient to fund any cash short-falls necessary for the Company to continue as a going concern, the Parent has the ability and intent to infuse more capital into the Company sufficient for the Company to continue operations.

2. Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. Revenues are recognized when earned and expenses recognized when incurred.

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents. Cash equivalents consisting of money market instruments are held with one major financial institution.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets, which is not materially different from the straight-line method. At December 31, 2002, artwork and computer equipment of approximately $67,000 and $15,000, respectively, are included in fixed assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company leases office space under a noncancelable lease agreement with ArborLake Centre that expires November 30, 2003. Future minimum payments under this noncancelable lease as of December 31, 2002, are as follows:

Year ending December 31, 2003	$376,717

Note: The Company is under contract to receive $186,000 from Vector Fund Management, L.P. over the life of the lease as payment for a portion of the space that they occupy, which is covered under the Company's lease.

4. Related Party Transactions

At December 31, 2002, the Company owed the Parent $81,348 related to promissory notes due at the Parent and the return of capital of a partner of the Parent whose employment was terminated November 30, 2002.

As of December 31, 2002, the Company had received $25,240 in revenue for furniture rental from Vector Fund Management, L.P., a fund manager that shares office space with the Company.

5. Income Taxes

The Company is not subject to federal income taxes. Each individual member of the Parent is required to report their distributive share of realized income, gain, loss, deductions, or credits on its own income tax return.

6. Net Capital Requirement

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2002, the Company had net capital of $230,527, which was $130,527 in excess of the required minimum net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was 65%. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.